Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the 6-K/A on Form F-3 (No. 333-135718) of our report dated December 4, 2007 relating to the financial statements of Ester Neurosciences Limited for the years ended December 31, 2006 and December 31, 2005, which appears in this Form 6K/A.

PricewaterhouseCoopers

Dublin, Ireland
December 12, 2007